Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-199007

Campbell Soup Company

March 16, 2015

TERM SHEET

3.300% Notes due 2025

Issuer:	Campbell Soup Company
Expected Issue Ratings:	A3 (Moody’s) / BBB+ (S&P)
Principal Amount:	$300,000,000
Security Type:	SEC Registered Senior Unsecured Notes
Maturity:	March 19, 2025
Coupon:	3.300%
Public Offering Price:	99.865%
Yield to Maturity:	3.316%
Spread to Benchmark Treasury:	+123 bps
Benchmark Treasury:	2.000% due February 15, 2025
Treasury Price and Yield:	99-07+; 2.086%
Coupon Dates:	The 19th day of each March and September
First Coupon:	September 19, 2015
Settlement:	T+3 (March 19, 2015)
Optional Redemption:	Make Whole Call at any time and from time to time prior to December 19, 2024 at a redemption price equal to the greater of (i) 100% of the principal amount of such Securities or (ii) as determined by a Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption), calculated as if the maturity date of the Securities were December 19, 2024, and discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 20 basis points, plus, in each case, accrued and unpaid interest thereon to, but excluding, the date of redemption

Callable at 100% at any time and from time to time on or after December 19, 2024, plus accrued and unpaid interest thereon to, but excluding, the date of redemption
Change of Control Offer to Purchase:	If a Change of Control Triggering Event occurs, unless Campbell Soup Company has exercised its right of redemption, it will be required to offer to purchase the Securities at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the purchase date.
Day Count:	30/360

CUSIP / ISIN:	134429 BA6 / US134429BA64
Joint Book-Running Managers:	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated
Co-Managers:	Barclays Capital, Inc. BNP Paribas Securities Corp. PNC Capital Markets LLC SMBC Nikko Securities America, Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-800-831-9146, Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037, or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322.

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